

07003803 [...]TES
[...]ANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
FEB 2 8 2007
213
WASH. D.C.

BB 3/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FitzMaurice Investment Management Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Penn Plaza
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sanjiv Shah 212-290-7676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Massella and Associates, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, Sanjiv Shah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fitzmaurice Investment Management Services, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
INDEX TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006



MASSELLA & ASSOCIATES, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of:
Fitzmaurice Investment Management Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Fitzmaurice Investment Management Services, LLC (the "Company') as of December 31, 2006, and the related statement of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Massella + Associates, CPA, PLLC

MASSELLA & ASSOCIATES, CPA, PLLC
Syosset, New York
February 6, 2007

485 UNDERHILL BLVD., SUITE 100, SYOSSET, NY 11791-3434 • TEL: (516) 682-0101 • FAX: (516) 682-0440

Registered with the Public Company Accounting Oversight Board
Members of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Assets:		
Cash	$	1,069,072
Commissions and fees receivable, net of allowance for doubtful accounts of $8,000		48,549
Total Assets	$	1,117,621

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	10,000
Total Liabilities		10,000
Member's equity		1,107,621
Total Liabilities and Member's equity	$	1,117,621

See Independent Auditors' Report

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commission and fee income	$	744,942
Interest income		677
Total revenues		745,619
Expenses:		
Compensation and benefits	$	249,291
General and administrative		99,412
Total expenses		348,703
Net income	$	396,916

See Independent Auditors' Report

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Member's equity at December 31, 2005	$ 710,705
Net income	396,916
Member's equity at December 31, 2006	$ 1,107,621

See Independent Auditors' Report

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	396,916
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		69,279
Increase in accrued expenses		2,500
Decrease in due from affiliate		4,982
Net cash provided by operating activities		473,677
Net increase in cash		473,677
Cash, beginning of year		595,395
Cash, end of year	$	1,069,072
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See Independent Auditors' Report

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Fitzmaurice Investment Management Services, LLC (the "Company") is a Delaware limited liability company, which became registered as a broker-dealer on April 23, 2002. The Company primarily provides qualified retirement plan asset management advisory/brokerage services to mid-sized companies. The Company is a wholly owned subsidiary of Fitzmaurice Companies, Inc. ("FCI"). In May 2004, FCI and its subsidiaries were sold, intact, to an insurance company ("BACIA," a subsidiary of Bank of America Corporation) organized under the laws of the State of New Jersey. As of November 15, 2006, all of the Company's customer base and the related revenues in the future were transferred to an affiliate of BACIA. Upon the transfer of the customer base the company has submitted all necessary client, financial service/investment company and membership transfers and terminations, which are expected to receive regulatory acceptance subsequent to December 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

b) Commissions and fees receivable

The company utilizes the allowance method for recognizing the collectibility of its commissions and fees receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding based on the surrounding facts. As of December 31, 2006, an estimated allowance of $8,000 was recorded by management.

c) Income taxes

The Company is a single member limited liability company and files a consolidated federal, state, and local income tax return with FCI, and accordingly, no provision for federal, state, or local income taxes has been included in the financial statements.

d) Revenue recognition

Revenue consists primarily of commissions and fees earned from financial service or investment companies based on service fees or investment contributions payable to them from entities (clients) for which the Company provides consulting services. Commission revenue is recognized during the policy or contract period based on estimated premiums, service fees or investment contributions payable to the financial service or investment companies by the Company's clients. Revenue also includes fees for consulting services, which are recognized when earned. The Company has no revenues after November 15, 2006 due to the transfer of the company's customer base to an affiliate of BACIA (See Note 1).

e) Expense sharing agreement

The Company has an expense sharing arrangement with an affiliate, Fitzmaurice & Company, LLC ("F&C"), a wholly owned subsidiary of FCI. The agreement stipulates that the Company is responsible for payment of all regulatory related expenses including, but not limited to, National Association of Securities Dealers ("NASD") membership and assessment fees, auditing fees and NASD registration fees related to the Company's employees. Expenses that are nonregulatory in nature are paid by F&C and allocated (Note 3) to the Company through December 31, 2006. These expenses include, but are not limited to, compensation and benefits, rent, insurance, and other administrative costs. F&C is responsible for the payment of any and all income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont'd)

f) Management's use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

g) Fair value disclosure as of December 31, 2006

The carrying value of cash, commissions and fees receivable, and accrued expenses, are a reasonable estimate of their fair value.

h) Concentration of credit risk

At certain points in time, the Company maintains cash balances at one financial institution in New York City, in excess of amounts insured by the Federal Deposit Insurance Corporation.

NOTE 3 - DUE TO AFFILIATE AND RELATED PARTY TRANSACTIONS

In connection with the expense sharing agreement described in Note 2(d), F&C allocated expenses totaling $310,799 to the Company during 2006. At December 31, 2006, $0 is due to F&C for allocated expenses.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $1,059,072, which was $1,054,072 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 1%.

NOTE 5 - MAJOR CUSTOMERS

At December 31, 2006, one financial service/investment company accounted for approximately 50% (approximately 15 clients) of commissions and fees receivable and approximately 40% of commission and fee income.

NOTE 6 - SUBSEQUENT EVENT

Due to the transfer of the customer base as noted in Note 1 the Company has completed all necessary client, financial service/investment company and membership transfers and terminations, which are expected to receive regulatory acceptance subsequent to December 31, 2006.

SUPPLEMENTARY INFORMATION

FITZMAURICE INVETMENT MANAGEMENT SERVICES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total member's equity	$ 1,107,621
Deductions:	
Commissions and fees receivable	48,549
Net capital	$ 1,059,072
Aggregate indebtedness:	
Accrued expenses	$ 10,000
Percentage of aggregate indebtedness to net capital	1 %
Minimum capital required	$ 5,000
Net capital in excess of minimum requirements	$ 1,054,072

No material difference exists between this computation and the corresponding computation included in the Company's unaudited FOCUS Report Part IIA filing as of December 31, 2006.

See Independent Auditors' Report



MASSELLA & ASSOCIATES, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5**

To the Member
Fitzmaurice Investment Management Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of computation of net capital of Fitzmaurice Investment Management Services, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BLVD., SUITE 100, SYOSSET, NY 11791-3434 • TEL: (516) 682-0101 • FAX: (516) 682-0440

Registered with the Public Company Accounting Oversight Board
Members of the American Institute of Certified Public Accountants and New York State Society of Certified Public Accountants

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MASSELLA & ASSOCIATES, CPA, PLLC
Syosset, New York
February 6, 2007

END